Exhibit 4.1

Agreement between the Korea Deposit Insurance Corporation and Woori Bank

in Connection with the Sale of Woori Bank Shares

This agreement (this “Agreement” hereafter), effective as of December 16, 2016 (the “Effective Date”), is made and entered into by and between the Korea Deposit Insurance Corporation (the “KDIC”) and Woori Bank (“WOORI”) in connection with the KDIC’s sale of WOORI shares.

The parties agree as follows:

Article 1 (Purpose)

The purpose of this Agreement is to clearly set forth the matters agreed with WOORI that are necessary to diligently fulfill the KDIC’s obligations under the duty of care as an agency managing public funds, including matters that have a significant impact on the value of the WOORI shares held by the KDIC.

Article 2 (Appointment of a Non-standing Director)

2.1	So long as the KDIC either (x) owns 10% or more of WOORI’s total issued shares with voting rights or (y) owns more than 4% but less than 10% of WOORI’s total issued shares with voting rights and remains WOORI’s largest shareholder (other than the National Pension Service of Korea), WOORI shall use its best efforts under applicable laws and regulations to cause an employee of the KDIC nominated by the KDIC to be appointed as a non-standing director of WOORI; provided that a non-standing director appointed with the KDIC’s nomination at a time the KDIC maintained its status in accordance with (x) or (y) above shall remain in his/her office of non-standing director until the expiration of the relevant term so long as the KDIC owns holds 4% or more of WOORI’s total issued shares with voting rights.

2.2	So long as the KDIC owns 10% or more of WOORI’s total issued shares with voting rights, WOORI shall use its best efforts under applicable laws and regulations to cause the non-standing director appointed with the KDIC’s nomination pursuant to Article 2.1 above to be appointed as a member of the compensation committee under WOORI’s board of directors. Therefore, if the KDIC holds less than 10% of Woori’s total issued shares with voting rights, it is hereby confirmed that WOORI need not fulfill the obligations under this Article 2.2.

2.3	Upon vacancy of a non-standing director appointed with the KDIC’s nomination due to death, disability, retirement or resignation, WOORI shall use its best efforts to cause a succeeding non-standing director nominated by the KDIC to be appointed at the general meetings of shareholders first convened following the occurrence of the cause above, and, if requested by the KDIC, shall use its best efforts to enable a person designated by the KDIC to attend board of directors’ meetings and state his/her opinions until a succeeding non-standing director is appointed.

2.4	The employee of the KDIC serving as a non-standing director of WOORI prior to the execution of this Agreement shall be deemed the non-standing director to which this Article 2 applies.

Article 3 (Provision of Management Information)

So long as the KDIC owns 4% or more of WOORI’s total issued shares with voting rights, WOORI shall provide the management information listed in the Attachment at the time stated in the same Attachment to the KDIC; provided that this Article 3 shall not apply to information subject to confidentiality by WOORI pursuant to applicable laws and regulations.

Article 4 (Effectiveness)

4.1	This Agreement shall take effect upon execution.

4.2	This Agreement shall be automatically terminated upon the KDIC’s ownership of less than 4% of Woori’s total issued shares with voting rights; provided that Article 6 shall survive after termination of this Agreement.

4.3	This Agreement may be amended by the mutual written agreement between the KDIC and WOORI.

4.4	In the case of a request made by the Public Fund Oversight Committee, this Agreement may be amended by the mutual agreement between the KDIC and WOORI.

Article 5 (Obligation of Good Faith)

WOORI shall fulfill its obligations to the KDIC as prescribed by this Agreement in good faith.

Article 6 (Jurisdiction)

All disputes arising out of or relating to the interpretation and performance of this Agreement shall be subject to the exclusive jurisdiction of the Seoul Central District Court as the court in the first instance.

IN WITNESS WHEREOF, the parties hereto are to execute this Agreement in two original copies by their duly authorized representatives as of the Effective Date, with one original being kept by each party.

Korea Deposit Insurance Corporation	Woori Bank
Authorized Representative	Authorized Representative
President: Beom-kuk KWAK(signature)	President: Kwang-goo LEE(signature)

<Attachment>

Management Information to be Provided to the KDIC by WOORI

Details of Submission	Schedule*
∎ Agenda for the board of directors’ meeting and the meeting minutes	1 week prior to the board of directors’ meeting/immediately following preparation of the meeting minutes
∎ Matters that may have a significant impact on the remaining WOORI shares owned by the KDIC:	2 weeks prior to the board of directors’ meeting

●     Increased paid-in capital, capital reduction, conversion to holding company structure, change in governance structure, change of business type of a subsidiary, and matters equivalent to the disposal or acquisition of assets deemed to be significant agreements under the regulations of the board of directors of WOORI;

● Materials relating to the size of profit available for dividends
∎ Materials required to be submitted to the government and the National Assembly relating to the status checks of public fund management, etc.	When necessary
*	Notwithstanding the above, adjustments may be made between the parties based on circumstances at the time.